Exhibit 99.1

TAOP Reports Fiscal Year 2021 Financial Results

Revenue Increased 124.6% YoY and Gross Margin increased to 37.6%

HONG KONG, May 2, 2022 - Taoping Inc. (NASDAQ: TAOP, the “Company” or “TAOP”), a provider of blockchain technology and smart cloud services, today announced its financial results for the year ended December 31, 2021.

Fiscal Year 2021 Financial Highlights

●	Revenue was $24.8 million for the year ended December 31, 2021, an increase of $13.8 million from $11.0 million for the year ended December 31, 2020. The revenue increase was mainly attributed to products and software sales totalling $5.8 million, advertising from the recently acquired subsidiary, Taoping New Media Co., Ltd. (“TNM”) of $2.6 million, and cryptocurrency mining operation of $5.5 million, which commenced in 2021.

●	The Company incurred a loss from operations of $8.7 million for the year ended December 31, 2021, compared to a loss from operations of $17.4 million for the year ended December 31, 2020.

●	Net loss attributable to the Company was $9.9 million for the year ended December 31, 2021, a decrease of $7.8 million from a net loss attributable to the Company of $17.7 million for the year ended December 31, 2020.

●	Net cash used in operating activities was $16.1 million for the year ended December 31, 2021 and net cash used in operating activities was $1.8 million for the year ended December 31, 2020.

“Despite various strict measures imposed by the Chinese government to control COVID-19 pandemic, we achieved revenue growth and with new revenue streams from cryptocurrency mining and advertising in 2021. Revenue from the cryptocurrency mining was approximately $5.5 million, nearly 22.0% to total revenue, as a result of our investment in increasing computing power in Ethereum mining,” said Mr. Jianghuai Lin, CEO and Chairman of TAOP.

Mr. Lin added, “After the acquisition of Taoping New Media Co., Ltd in June 2021, TAOP is able to offer comprehensive services of our new media sharing platform and enhance revenue generation from new media and advertising sectors.”

Mr. Lin continued, “In 2022, in addition to increasing scale in cryptocurrency mining and new media services, we started initiatives in smart community services empowered by Internet of Things and artificial intelligence, including but not limited to smart charging pile, Smart Station and elevator modernization through existing infrastructure of Taoping Alliance network. We believe the new businesses will have positive impacts on the transition to a smarter community and bring new revenues to the Company.”

Recent Operational Highlights

●	On January 11, 2022, the Company entered into a strategic cooperation agreement with Shenzhen Zhicheng Chuangtou New Energy Co., Ltd. (“Zhicheng Chuangtou”) to expand its smart charging pile market. Pursuant to the agreement, which has a term of three years, the Company is responsible for the market development and installation of the smart charging piles produced by Zhicheng Chuangtou. Zhicheng Chuangtou is responsible for providing charging piles and other ancillary products, as well as for the operation and management of smart charging piles after installation. The Company has planned to use its channels like Taoping Alliance network to expand the market across the country and reach out to potential property management companies. The initiative is expected provide a new business operation and additional revenue stream for the Company starting from 2022. The Company expects to expand coverage to 50 cities by the end of 2022 and complete pilot projects in these cities.

●	On January 19, 2022, the Company entered into a share purchase agreement to acquire 95.56% equity interest in Zhenjiang Taoping IoT Technology Limited (“Zhenjiang Taoping”), aiming to accelerate the Company’s smart charging pile and digital new media businesses in East China. Pursuant to the share purchase agreement, the Company has agreed to issue to the shareholders of Zhenjiang Taoping a total of 201,552 restricted ordinary shares, calculated as $391,011 being divided by the average closing price of the Company’s ordinary shares over the 20 trading days prior to the execution of the share purchase agreement, which was $1.94 per share. Mr. Huan Li, the Chief Marketing Officer of the Company, is one of the shareholders of Zhenjiang Taoping and has agreed to transfer all of his 46% equity interest in Zhenjiang Taoping to the Company. The acquisition was closed on February 24, 2022. Upon the completion of the acquisition, the Company currently owns 100% equity interest in Zhenjiang Taoping.

●	On January 27, 2022, the Company entered into a strategic cooperation agreement with three Chinese companies (BOE Yiyun Technology Co., Ltd.; Sichuan Lvfa Environmental Technology Co., Ltd.; and Wuxi Centennial Ronghua Technology Development Co., Ltd.) to cooperate on naked-eye 3D iGallery and “Smart Station” projects. Pursuant to the agreement, which has a term of five years, the Company is responsible for the market development of naked-eye 3D iGallery and “Smart Station” projects through its Taoping Alliance network and the overall operation of the new media advertising of Smart Station. Participating the cooperation will expand the Company’s existing new media sharing platform and out-of-home advertising capability with readily available resource generating additional revenue and cash flows.

●	On February 17, 2022, the Company entered into a letter of intent (the “LOI”) with the shareholders of Fujian Taoping IoT Technology Limited (“Fujian Taoping”) to acquire at least 51% of the ownership of Fujian Taoping. Pursuant to the LOI, the purchase price, to be determined by the parties after the completion of due diligence of Fujian Taoping, will be paid in the form of ordinary shares of the Company. Fujian Taoping has a significant presence in Fujian province covering seven major cities where has more than 700 high-end residential complexes and commercial buildings in contract, installing 8,900 units of smart ad display terminals. Acquiring Fujian Taoping will provide the Company substantial market penetration in the area, and further strengthen the Company’s position in the new media and smart community service business in the East China market.

●	On March 2, 2022, the Company entered into a strategic cooperation agreement with Shenzhen Zhihui Yunti IoT Co., Ltd. (“Zhihui Yunti”) to jointly address the market needs of the elevator modernization and maintenance. Pursuant to the agreement, which has a term of three years, the Company is responsible for the market development of the elevator modernization and maintenance project through its Taoping Alliance network. Zhihui Yunti is responsible for providing elevator cloud, elevator IoT and elevator ecosystem products and technical support, as well as for the operation and management after product installation.

Financial Results for Fiscal Year 2021

Revenue

Revenue was $24.8 million for the year ended December 31, 2021, an increase of $13.8 million, or 124.6% from $11.0 million for the year ended December 31, 2020. The revenue increase was mainly attributed to products and software sales totalling $5.8 million, advertising from TNM of $2.6 million, and cryptocurrency mining operation of $5.5 million.

Gross Profit

Gross profit was $9.3 million for the year ended December 31, 2021, an increase of $5.4 million compared to $3.9 million for the year ended December 31, 2020. Gross profit as a percentage of revenue increased to 37.6% for the year ended December 31, 2021 from 35.7% for the year ended December 31, 2020. The increase in the overall gross margin primarily resulted from higher margin of software revenue and cryptocurrency mining.

Administrative, R&D and Selling Expenses

Administrative expenses decreased by $3.8 million, or 22.9%, to $12.9 million for the year ended December 31, 2021, from $16.7 million for the year ended December 31, 2020. As a percentage of revenue, administrative expenses decreased to 51.9% for 2021, from 151.0% for 2020. Such decrease was primarily due to a decrease of $8.0 million in allowance for credit losses, offset by an increase in share-based compensation of $2.4 million to certain employees and consultants. The Company expects that the administrative expenses in 2022 will decrease as a result of the decrease of allowance of credit losses with the recovery of out-of-home advertising market and overall economy of China, and the decrease of share-based compensation to employees.

Research and development expenses increased by $0.6 million, or 15.2%, to $4.5 million for the year ended December 31, 2021, from $3.9 million for the year ended December 31, 2020. Such increase was primarily due to the increase of depreciation of R&D related hardware equipment and software, and the increase in payroll and benefits to R&D staff. As a percentage of revenue, research and development expenses decreased to 18.0% for 2021, from 35.2% for 2020.

Selling expenses decreased by $0.02 million, or 2.8%, to $0.69 million for the year ended December 31, 2021, from $0.71 million for the year ended December 31, 2020. This decrease was due to the decrease of the amortization expenses, offset by the increased payroll expenses of sales department which was in line with the increase in revenues.

Net loss attributable to Company

As a result of the cumulative effect of the foregoing factors, net loss attributable to the Company was $9.9 million for the year ended December 31, 2021, compared to a net loss attributable to the Company of $17.7 million for the year ended December 31, 2020. The improvement of net loss was mainly contributed to an increase of $5.4 million in gross profit and the decrease of $3.8 million in administrative expenses offset by loss from equity method investment of $0.8 million. Loss per share was $0.77 for the year ended December 31, 2021, compared to loss per share of $2.40 for the year ended December 31, 2020. On July 30, 2020, the Company implemented a one-for-six reverse stock split of the Company’s ordinary shares. The basic and diluted loss per share were retroactively adjusted for all periods presented.

Adjusted Net loss attributable to the Company

Excluding the three major reconciliation items, which are $3.1 million share-based compensation expenses, $0.8 million loss from equity method investment of TNM and $0.5 million impairment of cryptocurrencies, the adjusted net loss was $5.5 million for the year ended December 31, 2021, compared to the adjusted net loss of $17.0 million for the year ended December 31, 2020. Adjusted loss per share was $0.42 for the year ended December 31, 2021, compared to adjusted loss per share of $2.30 for the year ended December 31, 2020.

Cash and Financial Position

As of December 31, 2021, the Company had cash and cash equivalents of $4.5 million, compared to $1.1 million of cash and cash equivalents as of December 31, 2020. As of December 31, 2021, the Company had a working capital deficit of approximately $6.3 million, improved from a working capital deficit of $17.4 million as of December 31, 2020. The improvement of working capital deficit was mainly attributed to an increase in advances to suppliers, a decrease in accounts payable, and a decrease in other payables and accrued expenses.

Net cash used in operating activities was $16.1 million for the year ended December 31, 2021 and net cash used in operating activities was $1.8 million for the year ended December 31, 2020. The change was attributed to an increase in advance to suppliers of $6.7 million, a decrease in other payable and accrued expenses of $2.3 million, and a decrease in accounts payable of $5.8 million.

About Taoping Inc.

Taoping Inc. (NASDAQ: TAOP) is a blockchain technology and smart cloud services provider. The Company is dedicated to the research and application of blockchain technology and digital assets, and continues to improve computing power and create value for the encrypted digital currency industry. Relying on its self-developed smart cloud platform, TAOP also provides solutions and cloud services to industries such as smart community, new media and artificial intelligence. To learn more, please visit http://www.taop.com/.

Safe Harbor Statement

This press release contains “forward-looking statements” that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this press release, including statements regarding our future results of operations and financial position, strategy and plans, and our expectations for future operations, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. We have attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of these terms or other comparable terminology. Our actual results may differ materially or perhaps significantly from those discussed herein, or implied by, these forward-looking statements.

Any forward-looking statements contained in this press release are only estimates or predictions of future events based on information currently available to our management and management’s current beliefs about the potential outcome of future events. Whether these future events will occur as management anticipates, whether we will achieve our business objectives, and whether our revenues, operating results, or financial condition will improve in future periods are subject to numerous risks. There are a significant number of factors that could cause actual results to differ materially from statements made in this press release, including: our potential inability to achieve or sustain profitability or reasonably predict our future results due to our limited operating history of providing blockchain technology and smart cloud services, the effects of the global Covid-19 pandemic, the emergence of additional competing technologies, changes in domestic and foreign laws, regulations and taxes, uncertainties related to China’s legal system and economic, political and social events in China, the volatility of the securities markets; and other risks including, but not limited to, those that we discussed or referred to in the Company’s disclosure documents filed with the U.S. Securities and Exchange Commission (the “SEC”) available on the SEC’s website at www.sec.gov, including the Company’s most recent Annual Report on Form 20-F as well as in our other reports filed or furnished from time to time with the SEC. You should read these factors and the other cautionary statements made in this press release. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. The forward-looking statements included in this press release are made as of the date of this press release and TAOP undertakes no obligation to publicly update or revise any forward-looking statements, other than as required by applicable law.

About Non-GAAP Financial Measures

To supplement the Company’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude share-based compensation expenses, impairment of cryptocurrencies and loss from equity method investment of TNM, a subsidiary acquired by the Company on June 9, 2021. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in table at the end of this release, which provide more details on the non-GAAP financial measures.

Non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future. Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

Reconciliation of Non-GAAP Adjusted Net (Loss) Attributable to the Company and EPS are provided in the table at the end of this press release.

For further information, please contact:

Taoping Inc.
Chang Qiu
Email: chang_qiu@taoping.cn

or

Dragon Gate Investment Partners LLC
Tel: +1 (646)-801-2803
Email: taop@dgipl.com

TAOPING INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2021 AND 2020

	December 31, 2021	December 31, 2020
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$4,531,266	$882,770
Restricted cash	-	214,144
Accounts receivable, net	6,758,162	4,264,257
Accounts receivable-related parties, net	351,472	2,919,215
Advances to suppliers	6,541,323	3,202,313
Prepaid expenses	296,494	-
Inventories, net	542,384	254,678
Loan receivable - related party	-	519,331
Cryptocurrencies, net	829,165	-
Other current assets	1,218,148	173,026
TOTAL CURRENT ASSETS	21,068,414	12,429,734

Non-current accounts receivable, net	-	1,839,230
Non-current accounts receivable-related parties, net	-	1,323,196
Property, equipment and software, net	21,562,084	10,851,899
Right-of-use assets	896,505	-
Long-term investments	679,807	30,592
Other assets, non-current net	2,948,681	4,302,000
TOTAL ASSETS	$47,155,491	$30,776,651

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term bank loans	$7,792,125	$6,210,176
Accounts payable	9,872,924	14,857,436
Accounts payable-related parties	-	69,585
Advances from customers	458,158	315,924
Advances from customers-related parties	121,059	161,063
Amounts due to related parties	3,145,260	137,664
Accrued payroll and benefits	252,827	231,598
Other payables and accrued expenses	4,893,499	6,636,097
Income tax payable	379,925	-
Convertible note payable, net of debt discounts	-	1,180,908
Lease liability-current	427,372	-
TOTAL CURRENT LIABILITIES	27,343,149	29,800,451

Lease liability	561,843	-
TOTAL LIABILITIES	27,904,992	29,800,451

EQUITY
Ordinary shares, 2021 and 2020: par $0; authorized capital 100,000,000 shares; shares issued and outstanding, 2021: 15,513,605 shares; 2020: 8,486,956 shares*;	161,098,010	131,247,787
Additional paid-in capital	22,447,083	15,643,404
Reserve	14,044,269	14,044,269
Accumulated deficit	(202,137,403)	(192,212,544)
Accumulated other comprehensive income	23,800,299	23,612,413
Total equity (deficit) of the Company	19,252,258	(7,664,671)
Non-controlling interest	(1,759)	8,640,871
TOTAL EQUITY	19,250,499	976,200

TOTAL LIABILITIES AND EQUITY	$47,155,491	$30,776,651

*On July 30, 2020, the Company implemented a one-for-six reverse stock split of the Company’s issued and outstanding ordinary shares. Except shares authorized, all references to number of shares, and to per share information in the consolidated financial statements have been retroactively adjusted.

TAOPING INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

	2021	2020	2019
Revenue – Products	$10,651,928	$6,591,132	$3,116,145
Revenue – Products-related parties	72,779	375,736	7,352,236
Revenue – Advertising	2,577,712	-	-
Revenue – Software	5,174,422	3,080,152	2,246,497
Revenue – Cryptocurrency mining	5,455,345	-	-
Revenue – Others	837,660	869,635	969,751
Revenue – Others-related parties	76,078	146,120	106,674
TOTAL REVENUE	24,845,924	11,062,775	13,791,303

Cost – Products	9,890,346	6,211,647	6,448,965
Cost – Advertising	2,193,945	-	-
Cost – Software	582,490	572,054	525,473
Cost – System integration	40,875	-	57,911
Cost – Cryptocurrency mining	2,767,186	-	-
Cost – Others	28,469	335,424	156,743
TOTAL COST	15,503,311	7,119,125	7,189,092

GROSS PROFIT	9,342,613	3,943,650	6,602,211

Administrative expenses	12,882,936	16,707,106	6,657,972
Research and development expenses	4,479,045	3,889,126	3,592,843
Selling expenses	694,474	714,147	523,557
LOSS FROM OPERATIONS	(8,713,842)	(17,366,729)	(4,172,161)

Subsidy income	181,620	556,186	431,555
Loss from equity method investment	(814,440)	-	-
Other income (loss), net	350,836	(578,766)	238,200
Interest income	4,640	4,798	133,517
Interest expense and debt discounts expense, net of interest income	(928,352)	(1,018,013)	(499,852)

Loss before income taxes	(9,919,538)	(18,402,524)	(3,868,741)

Income tax (expense) benefit	(5,321)	71,316	274,480
NET LOSS	(9,924,859)	(18,331,208)	(3,594,261)
Less: net loss attributable to the non-controlling interest	-	636,433	11,929
NET LOSS ATTRIBUTABLE TO THE COMPANY	$(9,924,859)	$(17,694,775)	$(3,582,332)

Loss per share - Basic and Diluted*
Basic	$(0.77)	$(2.49)	$(0.54)
Diluted	$(0.77)	$(2.49)	$(0.54)
LOSS PER SHARE ATTRIBUTABLE TO THE COMPANY
Basic	$(0.77)	$(2.40)	$(0.54)
Diluted	$(0.77)	$(2.40)	$(0.54)

*On July 30, 2020, the Company implemented a one-for-six reverse stock split of the Company’s issued and outstanding ordinary shares. Except shares authorized, all references to number of shares, and to per share information in the consolidated financial statements have been retroactively adjusted.

TAOPING INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

	2021	2020	2019
OPERATING ACTIVITIES
Net loss	$(9,924,859)	$(18,331,208)	$(3,594,261)
Adjustments to reconcile net (loss) to net cash (used in) provided by operating activities:
Provision for losses on accounts receivable and other current assets	5,541,717	13,521,182	3,628,544
Provision for obsolete inventories	(82,255)	5,629	115,191
Depreciation	3,704,818	3,206,568	2,842,787
Amortization of intangible assets and other asset	-	273,076	58,164
Amortization of convertible note discount	-	558,690	46,165
Loss (gain) on sale of property and equipment	(655,907)	435,767	-
Loss from disposal of inventories	-	128,983	62,732
Stock-based payments for consulting services	187,390	445,749	86,326
Stock-based compensation to employees	2,950,070	298,091	494,316
Impairment on cryptocurrencies	493,617	-	-
(Gain) on sales of cryptocurrencies	(410,979)	-	-
Loss on equity method investment	814,440	-	-
Changes in operating assets and liabilities:
Increase in accounts receivable	(907,826)	(3,033,406)	923,873
Decrease (increase) in accounts receivable from related parties	515,334	(292,230)	(5,262,357)
Decrease in accounts payable from related party	(70,525)	-	-
Decrease in inventories	165,566	59,002	207,233
Cryptocurrencies – mining	(5,455,345)	-	-
Decrease (increase) in other non-current assets	1,885,104	-	(4,343,311)
Decrease in other receivables and prepaid expenses	-	2,054,954	4,385,133
Increase in advances to suppliers	(6,719,399)	(2,643,860)	(598,082)
Increase in amounts due to/from related parties	(827,901)	-	(870,859)
(Decrease) increase in other payables and accrued expenses	(2,263,237)	691,846	663,584
Increase (decrease) in advances from customers	48,301	(126,515)	122,720
(Decrease) increase in advances from customers from related parties	(22,705)	10,247	91,233
Increase in payroll payable	231,673	-	-
Increase in lease liability	91,586	-	-
(Decrease) increase in accounts payable	(5,812,529)	1,025,912	(503,267)
Increase (decrease) in income tax payable	374,353	(71,316)	(237,968)

Net cash (used in) provided by operating activities	(16,149,498)	(1,782,839)	(1,682,104)

INVESTING ACTIVITIES
Proceeds from sales of cryptocurrencies	4,543,543	-	-
Proceeds from sales of property and equipment	-	25,697	133
Purchases of property, equipment and software	(11,293,962)	(1,668,363)	(1,619,325)
Acquisition of cash in connection with a business acquisition	7,545	-	-
Consideration paid for acquisition	(7,257,394)	-	-
Disbursement of loan receivable - related party	-	(90,977)	(400,608)
Proceeds from loan receivable	-	-	2,171,655
Net cash (used in) provided by investing activities	(14,000,268)	(1,733,643)	151,855

FINANCING ACTIVITIES

Proceeds from borrowings under short-term loans	11,937,002	6,285,837	7,817,959
Borrowings from related parties	3,100,520	-	-
Repayment of short-term loans	(10,332,736)	(7,052,014)	(7,231,612)
Proceeds from issuance of convertible note, net of debt issuance costs	-	2,687,387	1,000,000
Proceeds from issuance of ordinary shares in connection with Private placement net of offering costs	28,323,371	1,151,738	-
Net cash provided by financing activities	33,028,157	3,072,948	1,586,347

Effect of exchange rate changes on cash and cash equivalents	555,961	20,782	(189,692)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,434,352	(422,752)	(133,594)

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING	1,096,914	1,519,666	1,653,260
CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH, ENDING	$4,531,266	$1,096,914	$1,519,666

Supplemental disclosure of cash flow information:
Cash paid during the year Interest	$454,261	$357,092	$445,582

	December 31, 2021	December 31, 2020
Reconciliation to amounts on consolidated balance sheets
Cash and cash equivalents	$4,531,266	$882,770
Restricted cash	-	214,144
Total cash, cash equivalents, and restricted cash	$4,531,266	$1,096,914

TAOPING INC.

Reconciliation of Non-Gaap Adjusted Net (Loss) Attributable to the Company and EPS

	Year Ended
	December 31,	December 31,
	2021	2020
Net (loss) attributable to the Company	(9,924,859)	(17,694,775)
Share-based compensation for consulting services	187,390	445,749
Share-based compensation to employees	2,950,070	298,091
Loss from equity method investment	814,440	-
Impairment of cryptocurrencies	493,617	-
Adjusted net (loss) attributable to the Company	(5,479,342)	(16,950,935)

(Loss) per share
Basic	(0.77)	(2.40)
Diluted	(0.77)	(2.40)

Adjusted (loss) per share
Basic	(0.42)	(2.30)
Diluted	(0.42)	(2.30)